[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

July 22, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subj:	SBL Variable Annuity Account XVII, No. 811-21481
IBEX Variable Annuity, No. 333-151889
SEC Accession No. 0000891804-08-001861
Security Benefit Life Insurance Company
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), Security Benefit Life Insurance Company (the "Company") and SBL Variable Annuity Account XVII (the "Separate Account") hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on June 24, 2008 (the "Registration Statement").

The Registration Statement was filed in connection with an intended offering of a new variable annuity product. The Company has since determined not to undertake that particular offering. No securities were sold in connection with the Registration Statement. The Company and the Separate Account respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact the undersigned at (785) 438-3635.

Very truly yours,

AMANDA J. KIEFER

Amanda J. Kiefer
Assistant Counsel
Security Benefit Life Insurance Company

cc:	Sonny Oh, Staff Attorney Office of Insurance Products